Form 51-102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Buffalo Gold Ltd. ("Buffalo" or the “Company”)
Suite 300, 1055 West Hastings Street
Vancouver, BC  V6E 2E9

Item 2

Date of Material Change

February 13, 2006

Item 3

News Release

The new Release dated February 13, 2006 was disseminated via CCN Matthews.

Item 4

Summary of Material Change

1.  Buffalo commences its exploration and development program at Mt. Kare in Papua New Guinea.

2.  Buffalo appoints John Keenan, MSc., as Field Manager and Agnes Van Looy-Keenan, BSc., as Senior Geologist to its exploration team.

Item 5

Full Description of Material Change

Please see attached Schedule "A".

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

Damien Reynolds, Chairman of the Board at (604) 685-5492.

Item 9

Date of Report

Dated at Vancouver, BC, this 13th day of February 2006

BUFFALO GOLD LTD.

Per:

Damien Reynolds

Damien Reynolds,

Chairman of the Board of Directors

Schedule "A"

BUFFALO’S 2006 EXPLORATION PLANS FOR THE MT. KARE PROPERTY

Vancouver, B.C., February 13, 2006 - Buffalo Gold Ltd. (TSX-V: BUF.U) is pleased to announce the commencement of its exploration and development program at Mt. Kare in Papua New Guinea. Mt. Kare is an epithermal gold deposit located in the highlands of Enga Province in Papua New Guinea.  The existing geologic resource at Mt. Kare (using a 1.0 gm/t gold equivalent cut-off and with the cutting of high grade gold assays to 30 gm/t Au) is estimated to be:

Resource Classification	Million Tonnes	gm Au/t	gm Ag/t
Indicated Mineral Resources Inferred Mineral Resources	14.68 10.85	2.36 1.98	33.7 22.7

The above estimates come from the Mt. Kare Audit and Resource Estimate that was prepared on behalf of Madison Enterprises Corporation by Watts Griffis and McOuat (“WGM”) in November of 1998 and updated by WGM in January of 2000, prior to the implementation of National Instrument 43-101 (“NI43-101”).  As such, this estimate is not compliant with current NI43-101 standards. Although Buffalo considers this resource estimate to be an historic estimate only, Buffalo does consider the resource estimate to be relevant.  The resource categories reported by WGM were based on definitions defined in the Australian code for Reporting of Identified Mineral Resources and Ore Reserves, 1996 (“JORC”).

A technical report in compliance with NI43-101 that serves as the basis for the 2006 exploration program has just been completed by The Snowden Group and recommends the work detailed below.

During 2006, Buffalo intends to undertake the following work at Mt. Kare:

•

As part of Buffalo’s pre-feasibility work, an in-fill drill program on the Western Roscoelite Zone will begin in mid-February.  This program will consist of between 5,000 and 6,000 metres diamond drilling in 50 to 60 drill holes in order to reduce the spacing of the ore zone intersections to 30 metre centres.  Buffalo is planning to have a minimum of 3,000 metres completed by the end of July.  This will allow for a re-recalculation of the indicated and inferred resource categories and completion of a NI43-101 compliant resource estimate that will form the basis of the pre-feasibility study anticipated to be completed in the fourth quarter of 2006.  The pre-feasibility study, which will be undertaken by The Snowden Group, is aimed at gaining a better understanding of the characteristics of the Western Roscoelite Zone, which potentially is the higher grade portion of the Mt. Kare deposit.

•

In addition to the foregoing in-fill drilling, further drilling will be undertaken and will focus on the expansion of the boundaries of the known resource.  Buffalo believes there is excellent potential to expand on the historic resource base by extending the known ore zones both along strike and down dip.

•

Beyond the area of the known resource, numerous other target areas exist within the Mt. Kare Property and these will be explored concurrently with the drill campaign on the known resource to develop drill targets at these other areas.

•

On a broader scale, Buffalo will utilise the knowledge gained during the infill program and associated exploration to undertake the evaluation and assessment of the property-wide potential of Mt. Kare in order to better understand the structural setting at Mt. Kare and its relationship to the Porgera transfer structure that crosses the Mt. Kare Property.

Buffalo Gold has engaged a highly experienced and motivated team of geoscientists to carry out the planned work program in the most professional, timely and cost effective manner.  Buffalo is pleased to welcome John Keenan, MSc., as Field Manager and Agnes Van Looy-Keenan, BSc., as Senior Geologist to its exploration team.  Mr. Keenan brings over thirty five years of international experience, over twenty which have been in senior positions.

Management is optimistic about the impending drill program and looks forward to an eventful year for the shareholders of Buffalo.

Buffalo’s President, John V. Tully, P. Geo., is the qualified person for the purposes of NI43-101 that was responsible for the preparation of the technical information disclosed in this news release.

About BUF.U:

Buffalo Gold Ltd., headquartered in Vancouver, Canada is actively engaged in exploring and developing mineral properties with a specific focus on Australasia. Management is dedicated to maximising shareholder value through growth strategies that emphasise careful opportunity assessment and acquisition together with aggressive development.

To find out more about Buffalo Gold Ltd. (TSX-V: BUF.U) please visit our website at www.buffalogold.ca

On behalf of the Board of Directors of

BUFFALO GOLD LTD.

     “Damien Reynolds”

______________________________

Damien Reynolds,

Chairman of the Board of Directors

and Chief Executive Officer

For further information please contact:

Julie Hajduk, Investor Relations

Buffalo Gold Ltd.,

Tel: 604.685.5492

E-mail: julie@buffalogold.ca

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THIS PRESS RELEASE